Exhibit 21.0

List of Subsidiaries

	Percentage	Jurisdiction or
Subsidiaries	Ownership	State of Incorporation

Naugatuck Valley Savings and Loan	100%	United States
Naugatuck Valley Mortgage Servicing
Corporation (1)	100%	Connecticut
Church Street OREO One, LLC (1)	100%	Connecticut

(1)	Wholly owned subsidiaries of Naugatuck Valley Savings and Loan